Form N-SAR for Life Series Funds

Exhibit 99.77C

Matters submitted to a vote of security holders

A special meeting of the shareholders of the Life Series Blue Chip Fund, a series of the Registrant, was held on December 8, 2011. The special meeting was held to approve a Plan of Reorganization and Termination, which provides for the reorganization of First Investors Life Series Blue Chip Fund into First Investors Life Series Growth & Income Fund, another series of First Investors Life Series Funds. The voting results on this proposal are reported below.



Blue Chip Fund             	   # of Votes
For                                 4,828,435
Against                               211,924
Abstain                               135,131
Non-Votes                                   0